Exhibit (a)(110)

Airgas, Inc.
News Release	259 N. Radnor-Chester Road Suite 100 Radnor, PA 19087-5283 www.airgas.com

Media Contact:		Investor Contact:
Jay Worley	Joele Frank / Dan Katcher / Andrew Siegel	Barry Strzelec
jay.worley@airgas.com	Joele Frank, Wilkinson Brimmer Katcher	barry.strzelec@airgas.com
(610) 902-6206	(212) 355-4449	(610) 902-6256

For release: Immediately

AIRGAS BOARD OF DIRECTORS RETAINS THIRD INDEPENDENT
FINANCIAL ADVISOR

RADNOR, PA — December 13, 2010 — Airgas, Inc. (NYSE: ARG) filed an amendment to its Schedule 14D-9 disclosing that the nine independent directors on the Airgas Board of Directors have selected Credit Suisse Securities (USA) LLC (“Credit Suisse”) as a third independent financial advisor to the Airgas Board of Directors.

On December 9, 2010, Air Products & Chemicals, Inc. (NYSE: APD) (“Air Products”) announced a revised tender offer to acquire all outstanding common shares of Airgas at a price of $70.00 per share in cash.  Also on December 9, 2010, Airgas announced that its Board of Directors will review the revised tender offer to determine the course of action that it believes is in the best interests of the Company and its stockholders and advised Airgas stockholders to take no action at this time pending the review of the revised offer by the Airgas Board of Directors.

Bank of America Merrill Lynch, Goldman, Sachs & Co. and Credit Suisse are serving as financial advisors, and Wachtell, Lipton, Rosen & Katz is serving as legal counsel to Airgas and its Board of Directors.

About Airgas, Inc.

Airgas, Inc. (NYSE: ARG), through its subsidiaries, is the largest U.S. distributor of industrial, medical, and specialty gases, and hardgoods, such as welding equipment and supplies.  Airgas is also one of the largest U.S. distributors of safety products, the largest U.S. producer of nitrous oxide and dry ice, the largest liquid carbon dioxide producer in the Southeast, and a leading distributor of process chemicals, refrigerants, and ammonia products.  More than 14,000 employees work in approximately 1,100 locations, including branches, retail stores, gas fill plants, specialty gas labs, production facilities and distribution centers. Airgas also distributes its products and services through eBusiness, catalog and telesales channels.  Its national scale and strong local presence offer a competitive edge to its diversified customer base.  For more information, please visit www.airgas.com.

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This press release does not constitute a solicitation or recommendation with respect to the tender offer or an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer commenced by Air Products Distribution, Inc., a wholly owned subsidiary of Air Products and Chemicals, Inc., Airgas has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Airgas through the web site maintained by the SEC at http://www.sec.gov. Also, materials related to Air Products’ Unsolicited Proposals are available in the “Investor Information” section of the Company’s website at www.airgas.com, or through the following web address: http://investor.shareholder.com/arg/airgascontent.cfm.